                                                                       EXHIBIT 1

                       SHARES AND PRINCIPAL SHAREHOLDERS

    Only shareholders of record at the close of business on November 28, 1997, are entitled to notice of and to vote at the meeting or at any adjournment thereof. As of that date, there were 4,103,176 outstanding shares of Common Stock of HEI, the only class of securities entitled to vote at the meeting.

    Each shareholder of record is entitled to one vote for each share registered in his or her name. Cumulative voting is not permitted.

    The following table shows as of November 28, 1997 (as of February 14, 1997 with regard to FMR Corp.), information regarding the share ownership of each person or group known to HEI to own beneficially more than 5% of the outstanding Common Stock of HEI, each director or nominee to become a director of the Company, each Named Executive Officer (as defined below), and all directors and executive officers as a group. Except as otherwise indicated, the persons listed in the table have sole voting and investment powers with respect to the shares owned. Information regarding share ownership of persons other than directors and officers is based on the records of the Company's transfer agent and on information supplied to the Company by the holders.

                                                                                       SHARES BENEFICIALLY OWNED(1)
                                                                                     --------------------------------
NAME                                                                                 NUMBER OF SHARES    PERCENTAGE
-----------------------------------------------------------------------------------  -----------------  -------------
FMR Corp. .........................................................................         270,000(2)          6.6
  82 Devonshire Street
  Boston, MA 02109

Eugene W. Courtney.................................................................         157,740(3)          3.8

Kenneth A. Schoen..................................................................         107,108(4)          2.6

William R. Franta..................................................................          45,211(5)          1.1

Robert L. Brueck...................................................................          32,000(6)        *

Frederick M. Zimmerman.............................................................          30,900(6)        *

Jerald H. Mortenson................................................................          97,197(6)          2.4

Dale A. Nordquist..................................................................          59,064(7)          1.4

All directors and executive officers as a group (6 persons)........................         529,220(8)         12.0

------------------------

*   Less than 1%

(1) Represents outstanding shares beneficially owned both directly and indirectly as of November 28, 1997, including shares that may be acquired by exercise of options either currently exercisable or becoming exercisable within 60 days after November 28, 1997 ("currently exercisable options"). Percentage of class is shown to the nearest tenth of a percent.

(2) According to Schedule 13G dated February 14, 1997, filed jointly by FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson, control persons of FMR Corp., Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under the Investment Advisers Act of 1940, and Fidelity Low-Priced Stock Fund (the "Fund"), an investment Company registered under the Investment Company Act of 1940, the Fund owns the shares indicated. FMR Corp., through its control of Fidelity, Mr. Johnson, and the Fund each has sole power to dispose of the shares. The Board of Trustees of the Fund has sole power to vote the shares.

(3) Includes 75,000 shares purchasable pursuant to currently exercisable option. Also includes 46,974 shares held jointly with Mr. Courtney's spouse.

(4) Includes 37,108 shares held in the name of the Kenneth Schoen Trust and 10,000 shares held in the name of VKS Ltd. Partnership, of which Mr. Schoen is considered to be an indirect owner. Also includes 50,000 shares purchasable pursuant to currently exercisable options.

(5) Includes 40,000 shares purchasable pursuant to currently exercisable options.

(6) Includes 30,000 shares purchasable pursuant to currently exercisable options.

(7) Includes 44,500 shares purchasable pursuant to currently exercisable options.

(8) Includes 299,500 shares purchasable pursuant to currently exercisable options.

DIRECTORS' FEES

    The nonemployee directors receive $750 per quarter plus $700 for each regular board meeting and $300 for each committee or special board meeting attended. Each committee chairperson receives an annual fee of $300. For services during the fiscal year ended August 31, 1997, $29,400 in directors' fees was paid or accrued, in the aggregate, to the four nonemployee directors, plus expenses.

DIRECTORS' STOCK OPTIONS

    Under the Company's Stock Option Plan for Nonemployee Directors (the "1991 Plan"), an option to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value (as defined) on the date of grant is granted each year to all nonemployee directors then in office on the business day next following the annual shareholders' meeting or April 1, whichever is earlier. Awards under the 1991 Plan may be made to any director who is not a regular employee of the Company or any subsidiary or affiliate. The options become exercisable on the earlier of one year following the date of grant or the next annual shareholders meeting, so long as the director is still serving on such date, and terminate ten years following the date of grant. Upon the death or disability of an optionee prior to the end of one year following grant, the option will become immediately fully exercisable. Effective January 23, 1997, each of the Company's nonemployee directors was granted an option to purchase 10,000 shares at an exercise price of $11.325 per share. These options become exercisable on January 21, 1998, and are exercisable until January 23, 2007.

    During fiscal year 1997, two of the nonemployee directors exercised options to purchase a total of 20,000 shares, realizing aggregate net value of $135,125.

                                   ITEM NO. 2
            APPROVAL OF INCREASE IN NUMBER OF SHARES AUTHORIZED FOR
                      1989 OMNIBUS STOCK COMPENSATION PLAN

    The 1989 Omnibus Stock Compensation Plan (the "Plan") was adopted in April 1989. As originally adopted, and approved by the shareholders, 300,000 shares of the Company's Common Stock were reserved for issuance under the Plan. In 1992 the Plan was amended to reserve an additional 900,000 shares for issuance under the Plan. The Board has approved, and is recommending, an increase of 800,000 in the number of shares that may be issued under the Plan.

PROPOSED INCREASE IN NUMBER OF SHARES

    A maximum of 1,200,000 shares of Common Stock is currently authorized to be issued under the Plan. As of the end of the 1997 fiscal year, all but 19,681 of such shares had been issued or were subject to currently outstanding options. Since adoption of the Plan in 1989, 531,750 shares have been issued upon exercise of options, 330,324 shares have been issued to employees participating in the stock purchase plan, and 24,745 shares were distributed as service awards (a program discontinued in 1991). As of October 31, 1997, there were outstanding options to purchase 292,000 shares. In addition, 20 employees were participating in the employee stock purchase plan. The Board has authorized the grant of options to purchase approximately 132,500 shares in December 1997, the effectiveness of which will be conditioned upon shareholder approval of the increase in the number of shares authorized for the Plan.

    The Board of Directors believes that granting stock options and stock purchase rights is important to motivate key employees to produce a superior return to the shareholders of the Company. Both stock options and stock purchase rights enable employees to acquire shares of the Common Stock of the Company, thereby increasing their personal involvement in the Company, offering them an opportunity to realize stock appreciation, and rewarding them for achieving a high level of corporate financial performance. Stock options also enable the Company to obtain and retain the services of certain key employees and are a means of compensating employees of the Company without depleting the Company's cash resources. In recent years, options have been granted to senior management every three years, such options becoming exercisable over a three-year period. The Board of Directors plans to continue this program by granting options in January 1998. In order to have sufficient shares available for purchases under the employee stock purchase plan, the options to be granted in December and January, and for future awards, the Board has recommended that the number of shares reserved and available for issuance under the Plan be increased by 800,000.

    As of November 28, 1997, 4,103,176 shares of Common Stock of the Company were issued and outstanding. During fiscal 1997, the Company repurchased 104,300 shares of Common Stock, in part to reduce the potential dilutive effect of the issuance of shares to employees under the Plan. On November 21, 1997, the closing price for the Common Stock on The Nasdaq National Market was $4 11/32 per share.

DESCRIPTION OF PLAN

    In 1996 the Securities and Exchange Commission adopted new rules under
Section 16 of the Exchange Act that change the treatment of options and other awards under Section 16 and impose different requirements for employee plans to qualify for exemption from Section 16(b). In light of these changes, the Board of Directors has adopted several amendments to the Plan to conform to the new rules. Because changes to conform to the rules do not require shareholder approval, this Proxy Statement will describe the material changes, but shareholders will be voting only on the increase in the number of shares. A summary of the Plan follows, but this summary is qualified in its entirety by reference to the full text of the Plan, which is available from the Company upon request. See "Availability of Report on Form 10-KSB."

    The Plan provides for grants of both incentive stock options, intended to qualify as such under Section 422 of the Internal Revenue Code of 1986 (the "Code"), and nonstatutory stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights, and other stock-based awards. Except for the authority to grant incentive stock options, which expires in 1999, the Plan has no expiration date but may be terminated by the Board of Directors at any time, subject to the rights of the holders of options or other awards previously granted under the Plan.

    Awards other than stock purchase rights may be made to "officers, management, and other highly compensated employees" of the Company, its subsidiaries and affiliates. Grants of stock purchase rights may be made to any employee eligible under the terms of the Plan applicable to stock purchase rights. As of October 31, 1997, the Company had 14 employees who fit within the class of "officers, management, or other highly compensated employees" and 91 employees who may be eligible for stock purchase rights.

    The following table sets forth as of October 31, 1997 the number of stock options granted and stock purchase rights exercised by the Named Executive Officers (see "Summary Compensation Table"), all current executive officers as a group, and all employees as a group. No nonemployee director or other nonemployee has received any grant under the Plan.

                                                                                 TOTAL OPTIONS       TOTAL STOCK
                                                                               GRANTED UNDER THE   PURCHASE RIGHTS
                                                                                    PLAN (#)        EXERCISED (#)
                                                                               ------------------  ---------------
NAMED EXECUTIVE OFFICERS:
  Eugene W. Courtney.........................................................         180,000            43,456
  Jerald H. Mortenson........................................................         145,000            28,889
  Dale Nordquist.............................................................         117,500            38,750
ALL EXECUTIVE OFFICERS AS A GROUP (3 persons)................................         442,500           111,095
ALL EMPLOYEES AS A GROUP (excluding executive officers)......................         420,500           219,229

    The Board of Directors has authorized the grant of the following nonqualified stock options in December 1997: Eugene W. Courtney, chief executive officer, 30,000 shares; Jerald H. Mortenson, chief financial officer, 20,000 shares, Dale Nordquist, vice president of sales and marketing, 17,500 shares, and to all other employees as a group 65,000 shares. The options will be granted approximately one week following the publication of the Company's first quarter earnings report at an exercise price of 85% of the Fair Market Value on such date. The options will become exercisable one year after the date of grant and will expire ten years following the date of grant.

SHARES SUBJECT TO THE PLAN

    The shares of Common Stock that may be issued or transferred to grantees under the Plan may be unissued shares or treasury shares. The Plan provides for appropriate adjustment in the number of shares subject to the Plan and to the grants previously made if there is a stock split, stock dividend, reorganization or other relevant change affecting the Company's corporate structure or its equity securities. If shares under a grant are not issued or transferred to the extent permitted prior to expiration of the grant or an award is otherwise forfeited, the shares will become available for inclusion in future grants.

ADMINISTRATION

    As originally adopted, the Plan was to be administered by a committee of the Board of Directors, the members of which met the definition of "disinterested person" under Rule 16b-3 of the Exchange Act. To conform to the recent amendments to Rule 16b-3, the Plan will be administered by the Board or a committee composed of "non-employee" directors (as defined in the Rule). The Board or committee will determine the participants, grant stock options, with or without stock appreciation rights, and other awards, establish rules and regulations for the operation of the Plan, and determine the price, term, vesting schedule, number of shares and other terms of options and other awards. The Board or committee may delegate its powers and duties to members of the Company's administration with respect to participants who are not subject to
Section 16.

AWARDS AVAILABLE UNDER THE PLAN

    STOCK OPTIONS. Options granted under the Plan may be in the form of either options that qualify as "incentive stock options" ("ISOs") under Section 422 of the Code or those that do not qualify as such ("NQSOs"). The term of an option will be fixed by the Board or committee, but no option may have a term of more than ten years from the date of grant. Options will be exercisable at such times as determined by the Board or committee. The option exercise price will be determined by the Board or committee at the time of grant but will not be less than 85% of the Fair Market Value of the Common Stock on the date of grant (100% of the Fair Market Value for ISOs). The grantee may pay the option price in cash or, if permitted by the Board or committee, by delivering to the Company shares of Common Stock already owned by the grantee that have a fair market value equal to the option exercise price. The Code also places the following additional restrictions on the award of ISOs. If an ISO is granted to a participant who owns, at the date of grant, in excess of 10% of the Company's outstanding Common Stock, the exercise price must be at least 110% of the fair market value on the date of grant and the term of the ISO may be no more than five years from the date of grant. The total fair market value of shares subject to ISOs which are exercisable for the first time by any participant in any given calendar year cannot exceed $100,000 (valued as of the date of grant).

    Upon termination of an optionee's employment, unless otherwise determined at or after grant, options will be exercisable for three months following termination or until the end of the option's term, whichever is shorter. Except in the case of incentive stock options, in the event of termination because of the disability of the employee, stock options will be exercisable for the remainder of the option's term. Upon death of an employee, stock options will be exercisable by the deceased employee's representative for the shorter of the remainder of the option's term or one year from the date of the employee's death. Unless otherwise determined by the Committee, only options which are exercisable on the date of termination, death, or disability may be subsequently exercised.

    STOCK APPRECIATION RIGHTS. The Board or committee may grant stock appreciation rights ("SARs") in connection with a stock option granted under the Plan. If a grantee exercises a SAR, the grantee will receive an amount in cash or shares of Common Stock or a combination thereof (as determined by the Board or the Committee) equal to the excess of the fair market value of the shares with respect to which the SAR is being exercised over the option exercise price. If a SAR is exercised in whole or in part, the right under the related option to purchase shares with respect to which the SAR has been exercised will terminate to the same extent. If a stock option is exercised, any SAR related to the shares purchased will terminate. SARs are transferable only to the same extent as the related option.

    No SARs have been granted under the Plan.

    RESTRICTED STOCK. Restricted stock may be granted alone, in addition to, or in tandem with, other awards under the Plan and may be conditioned upon the attainment of specific performance goals or such other factors as the Committee may determine. The provisions attendant to a grant of restricted stock may vary from participant to participant. In making an award of restricted stock, the Committee will determine the periods during which the stock is subject to forfeiture and may grant such stock for no consideration or such minimum consideration as may be required by applicable law. During the restriction period, the employee may not sell, transfer, pledge, or assign the Restricted Stock. Certificates evidencing restricted stock will remain in the possession of the Company until the restrictions have lapsed.

    Upon termination of the employee's employment for any reason during the restriction period, all or any portion of the restricted stock may vest or be subject to forfeiture, in accordance with the terms and conditions of the initial award. During the restriction period, the employee will have the right to vote the restricted stock and to receive any cash dividends. At the time of award, the Committee may require the deferral and reinvestment of any cash dividends in the form of additional shares of restricted stock. Stock dividends will be treated as additional shares of restricted stock and will be subject to the same terms and conditions as the initial grant.

    No restricted stock awards have been made.

    DEFERRED STOCK. Deferred stock may be granted alone, in addition to, or in tandem with, other awards under the Plan and may be conditioned upon the attainment of specific performance goals or such other factors as the Committee may determine. The provisions attendant to a grant of deferred stock may vary from participant to participant. In making an award of deferred stock, the Committee will determine the duration period and may award such stock without payment therefor. During the deferral period, an employee may not sell, transfer, pledge or assign the deferred stock award. At the end of the deferral period, shares of Common Stock equal to the number covered by the award of deferred stock will be delivered to the employee.

    Upon termination of the employee's employment for any reason during the deferral period, all or a portion of the deferred stock may vest or be subject to forfeiture, in accordance with the terms and conditions of the initial award. During the deferral period, and as determined by the Committee at the time of award, amounts equivalent to any dividends that would have been paid had the shares of deferred stock covered by a given award been issued will be paid to the employee, or deemed reinvested in additional shares of deferred stock. Deferred stock will carry no voting rights until such time as the stock is actually issued.

    No deferred stock awards have been made.

    STOCK PURCHASE RIGHTS. The Plan provides for the grant to all Eligible Employees (as defined) the right to purchase shares of the Company's Common Stock through payroll deductions of any whole percentage between 2% and 10% of Current Compensation (as defined) during any Purchase Period (as defined). An "Eligible Employee" is any employee who has been in the continuous employment of the Company since the January 1 preceding the beginning of any Purchase Period, except that no employee who is employed fewer than 20 hours per week or who, immediately after a right to purchase is granted, owns stock possessing 5% or more of the total combined voting power of the Company (or any parent or subsidiary), including stock that the employee may purchase pursuant to any outstanding options, is eligible to participate. Each Purchase Period is the period from April 1 to the next following March 31.

    The purchase price for shares purchased pursuant to stock purchase rights is 85% of the lower of (a) the Fair Market Value on the first day of the Purchase Period or (b) the Fair Market Value on the last day of the Purchase Period. Stock purchased pursuant to stock purchase rights is intended to be eligible for the favorable tax treatment provided by Section 423 of the Code.

    Rights to purchase shares are not transferable otherwise than by will or the laws of descent and distribution and are exercisable, during the employee's lifetime, only by the employee. Following termination of employment, for any reason, the employee (or the employee's estate) has a limited right to purchase the shares paid for through the date of termination.

    OTHER STOCK-BASED AWARDS. The Board or committee, in its discretion, may grant other awards that are valued in whole or in part by reference to, or otherwise based on the Common Stock, including, without limitation, performance shares, convertible preferred stock, convertible debentures, or exchangeable securities. Such awards may be granted in addition to or in tandem with stock options or stock appreciation rights granted under the Plan. The Board or committee may set such terms with regard to the vesting of such awards as it deems reasonable.

CHANGE IN CONTROL PROVISIONS

    If there is a change in control of the Company, all awards, unless otherwise provided in the related award agreement, will become fully exercisable and vested. Stock options, SARs, restricted stock, deferred stock, stock purchase rights, and other stock-based awards will, unless otherwise determined by the Committee in its sole discretion, be cashed out on the basis of the change in the control price, which will be the highest price per share paid in any transaction reported on any market on which the Company's shares are traded or paid or offered to be paid in any bona fide transaction relating to change in control of the Company, at any time during the immediately preceding 60-day period as defined by the Committee. A change in control occurs if (a) any person becomes a beneficial owner directly or indirectly of 20% or more of the total voting stock of the Company (subject to certain exceptions), or (b) during any 24-month period the individuals who comprised the Board of Directors of the Company at the beginning of such period no longer represent a majority of the Board (subject to certain exceptions), or (c) the shareholders approve an acquisition of the Company by asset purchase, merger, or otherwise.

AMENDMENT

    The Plan may be amended by the Board of Directors, except that the Board may not, without the approval of the Company's shareholders, increase the number of shares available for distribution, decrease the option price of an incentive stock option below 100% of the Fair Market Value at grant, increase the rate of payroll deductions for stock purchase rights to more than 15% of current compensation, permit the issuance of stock prior to payment therefor, extend the maximum exercise period for incentive stock options or extend the right to exercise a stock purchase right to a date more than five years from the date of grant, or change the class of employees eligible to receive awards under the Plan.

TAX RULES

    The following is a brief summary of the federal income tax rules currently applicable to stock options and other awards that may be granted under the Plan. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

    STOCK OPTIONS. The grant of a NQSO will have no immediate tax consequences to the grantee or to the Company. Upon the exercise of a NQSO, the grantee will recognize ordinary income (and the Company will generally be entitled to a compensation deduction) in an amount equal to the excess of the fair market value of the shares of Common Stock on the date of the exercise of the option over the option exercise price. The grantee's tax basis in the shares will be the exercise price plus the amount of ordinary income recognized by the grantee, and the grantee's holding period will commence on the date the shares are transferred. Special rules apply in the event all or a portion of the exercise price is paid in the form of stock.

    Upon a subsequent sale of shares of Common Stock acquired pursuant to the exercise of an NQSO, any difference between the grantee's tax basis in the shares and the amount realized on the sale is treated as long-term or short-term capital gain or loss, depending on the holding period of the shares.

    The grant of an ISO will have no immediate tax consequences to the grantee or to the Company. The exercise of an ISO by the payment of cash to the Company will generally have no immediate tax consequences to the grantee (except to the extent it is an adjustment in computing alternative minimum taxable income) or to the Company. If a grantee holds the shares acquired pursuant to the exercise of an ISO for the required holding period, the grantee generally will realize long-term capital gain or long-term capital loss upon a subsequent sale of the shares in the amount of the difference between the amount realized upon the sale and the purchase price of the shares (i.e., the exercise price). In such a case, no compensation deduction will be allowable to the Company in connection with the grant or exercise of the ISO or the sale of shares of Common Stock acquired pursuant to such exercise.

    If, however, a grantee disposes of the shares prior to the expiration of the required holding period (a "disqualifying disposition"), the grantee will recognize ordinary income (and the Company will generally be entitled to a compensation deduction) equal to the excess of the fair market value of the shares of Common Stock on the date of exercise (or the proceeds of the disposition, if less) over the exercise price. Special rules apply in the event all or a portion of the exercise price is paid in the form of stock.

    SARS. No income will be realized by a participant and the Company is not entitled to a compensation deduction in connection with a grant of a SAR. When the SAR is exercised, the participant will generally be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash and the fair market value of any shares of Common Stock received. The Company will be entitled to a compensation deduction at the time and in the amount included in the participant's income by reason of the exercise. If the participant receives Common Stock upon exercise of a SAR, the post-exercise appreciation or depreciation will be treated in the same manner as discussed above regarding the tax treatment of NQSOs.

    RESTRICTED STOCK. A participant receiving a restricted stock award generally will recognize ordinary income in the amount of the fair market value of the restricted stock at the time the stock is no longer subject to forfeiture, less the consideration, if any, paid for the stock. However, a participant may elect, under Section 83(b) of the Code within 30 days of the grant of the stock, to recognize ordinary income on the date of grant in an amount equal to the excess of the fair market value of the shares of restricted stock (determined without regard to the restrictions) on the date of grant, less any consideration paid. If the shares subject to a restricted stock award are forfeited prior to the lapse of the restrictions, the participant is entitled to a deduction or loss for tax purposes only in an amount equal to the consideration paid for the forfeited shares regardless of whether he or she made a Section 83(b) election. With respect to the sale of shares after the forfeiture period has expired, the holding period to determine whether the participant has long-term or short-term capital gain or loss generally begins when the restriction period expires and the tax basis for such shares will generally be the fair market value of such shares on such date. However, if the participant has made an election under Section 83(b), the holding period will commence on the date of grant and the tax basis will be equal to the fair market value of shares on such date (determined without regard to restrictions). The Company generally will be entitled to a deduction equal to the amount that is taxable as ordinary income to the participant in the year that such income is taxable.

    Dividends paid on restricted stock generally will be treated as compensation that is taxable as ordinary income to the participant and will be deductible by the Company. If, however, the participant makes a Section 83(b) election, the dividends will be taxable as ordinary income to the participant but will not be deductible by the Company. If dividend equivalents are credited with respect to deferred stock awards, the participant will realize ordinary income when the dividend equivalents are paid and the Company will be able to take a deduction at that time.

    DEFERRED STOCK. A participant receiving deferred stock generally will be subject to tax at ordinary income rates on the fair market value of the deferred stock on the date that the stock is distributed to the participant and the capital gain or loss holding period for such stock will also commence on that date. The Company generally will be entitled to a deduction in the amount that is taxable as ordinary income to the participant. Stock purchased pursuant to stock purchase rights is intended to be eligible for the favorable tax treatment provided by Section 423 of the Code.

    STOCK PURCHASE RIGHTS. Stock purchased pursuant to the Purchase Plan is intended to be eligible for the favorable tax treatment provided by Section 423 of the Code. A participant realizes no income upon the grant of the stock purchase rights and no income upon purchase of shares pursuant to stock purchase rights if he makes no disposition of the shares purchased within TWO YEARS after the grant of the right and within ONE YEAR after purchase and at all times during the period beginning with the date he becomes a participant and ending three months before acquiring the shares he is an employee of the Company (the "Disqualifying Disposition"). The Company will not be entitled to any compensation deduction. Upon disposition of shares acquired, the participant will recognize ordinary income on the lesser of (1) the excess (if any) of the Fair Market Value on the date of grant over the purchase price or (2) the excess of the fair market value on the date of disposition over the purchase price. The participant will recognize capital gain (or loss) on the difference between the sale price and the fair market value at either (1) the date of grant of the option or (2) the date of disposition. Ordinarily, the Company receives no compensation deduction for the amount recognized as ordinary income. However, upon a Disqualifying Disposition the Company will be entitled to a compensation deduction based upon the difference between the fair market value on the date of disposition and the participant's purchase price for the shares.

    The federal income tax treatment of other stock-based awards will depend on the nature of any such award and the restrictions applicable to such award. Such an award may, depending upon the conditions applicable to the award, be taxable as an option or as an award of restricted or deferred stock. In certain instances, a participant may be entitled to defer recognition of income on the value of a grant of stock if the stock is subject to substantial risk of forfeiture. The participant will be subject to tax at ordinary income rates on the fair market value of the stock on the date that income is recognized. The Company generally will be entitled to a compensation deduction equal to the amount that is taxable as ordinary income to the participant in the year that such income is taxable. With respect to the subsequent sale of stock received, the holding period to determine whether a participant will recognize long-term or short-term capital gain or loss will generally begin when any restriction period expires (or the date on which the participant recognizes income), and the tax basis for such shares will generally be the fair market value of the shares on that date.

    Certain limitations apply to the Company's deduction of compensation payable to the person serving as its chief executive officer or to any of its four other most highly compensated executives in office as of the end of the year in which such compensation would otherwise be deductible. In general, the Company may not deduct compensation, other than "performance-based" compensation, payable to such an executive in excess of $1 million for any year.

    The affirmative vote of a majority of the shares of Common Stock present and voting on such matter is necessary for the approval of the increase in the number of shares of Common Stock subject to the 1989
Omnibus Stock Compensation Plan.

    THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO INCREASE THE NUMBER OF SHARES AUTHORIZED TO BE ISSUED UNDER THE 1989 OMNIBUS STOCK COMPENSATION PLAN BY 800,000 SHARES OF COMMON STOCK. YOUR PROXY WILL BE SO VOTED UNLESS YOU SPECIFY OTHERWISE.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth certain information regarding compensation paid during each of the Company's last three fiscal years to the Company's chief executive officer and the other executive officers whose total annual compensation for fiscal 1997 (based on salary and bonus) exceeded $100,000 (the "Named Executive Officers").

                                                                                       LONG-TERM
                                                             ANNUAL COMPENSATION     COMPENSATION           OTHER
                                                 FISCAL     ---------------------  -----------------       ANNUAL
NAME AND PRINCIPAL POSITION                       YEAR        SALARY      BONUS    AWARDS/OPTIONS(1)   COMPENSATION(2)
---------------------------------------------  -----------  ----------  ---------  -----------------  -----------------
Eugene W. Courtney...........................        1997   $  164,900  $  42,606         --              $   4,727
  Chief executive officer                            1996      157,734     41,012         --                  4,496
                                                     1995      150,091     40,785         90,000              3,648

Jerald H. Mortenson..........................        1997   $  116,422  $  20,052         --              $   3,778
  Chief financial officer                            1996      111,348     19,301         --                  3,369
                                                     1995      105,946     19,194         60,000              2,401

Dale A. Nordquist............................        1997   $   96,546  $  30,128         --              $   3,778
  Vice president of sales                            1996       92,334     21,522         --                  3,249
                                                     1995       87,866     30,608         52,500              2,762

------------------------

(1) The number indicated is the number of shares of common stock subject to options granted in fiscal 1995, which become exercisable in three equal annual increments commencing in January 1996 and will expire in January 2005.

(2) In each case, consists solely of Company matching contributions to 401(k) plan.

OPTIONS GRANTED DURING FISCAL 1997

    No options were granted to the Named Executive Officers during fiscal 1997.

AGGREGATED OPTION EXERCISES DURING FISCAL 1997 AND FISCAL YEAR-END OPTION VALUES

    The following table provides information related to options exercised by the Named Executive Officers during fiscal 1997 and the number and value of options held at fiscal year end. The Company does not have any outstanding stock appreciation rights.

                                                                                  NUMBER OF
                                                                                 UNEXERCISED           VALUE OF
                                                                                  OPTIONS AT          UNEXERCISED
                                                                               FISCAL YEAR-END       IN-THE MONEY
                                                                                    FISCAL            OPTIONS AT
                                                     SHARES                      EXERCISABLE/       YEAR-END ($)(2)
                                                    ACQUIRED                     REALIZED(1)         EXERCISABLE/
NAME                                               ON EXERCISE     VALUE        UNEXERCISABLE        UNEXERCISABLE
-------------------------------------------------  -----------  -----------  --------------------  -----------------
Eugene W. Courtney...............................      15,000    $ 101,813        30,000/30,000            0 / 0
Jerald H. Mortenson..............................      30,000    $ 145,250        10,000/20,000            0 / 0
Dale A. Nordquist................................       8,000    $  51,180        27,000/17,500            0 / 0

------------------------

(1) Value realized is calculated as the difference between the fair market value of the Common Stock on the date of exercise of the option and the option exercise price multiplied by the number of shares acquired.

(2) Value is calculated as the amount by which the closing price of the Common Stock on August 29, 1997, which was $4 5/8, exceeds the option exercise price ($4.7125) multiplied by the number of shares subject to the option.

CHANGE IN CONTROL AGREEMENTS

    The Company has entered into agreements regarding employment/compensation upon change in control (the "Agreements") with each of the Named Executive Officers. The Agreements are operative only upon the occurrence of certain changes in control of the Company. Absent a change in control, the Agreements do not require the Company to retain the executive officers or to pay them any specified level of compensation or benefits. Each Agreement provides that if, within 24 months following a change in control, the executive officer's employment is terminated by the Company other than for cause, on account of the death, disability, or retirement of the executive, or voluntarily by the executive (other than voluntary terminations following events that constitute "good reason" (as defined in the Agreements, including compensation reductions, demotions, relocations)), the executive is entitled to receive a lump sum severance payment. The amount of the lump sum severance payment is equal to two times the executive's "annualized includable compensation for the base period") as defined in Section 280G(d) of the Code. The Agreements also allow the executive to continue his participation in certain insurance and other benefit plans of the Company for a period of two years following the date of his termination. If a change in control of the Company had occurred and resulted in the termination of a Named Executive Officer, giving rise to payments under these Agreements as of August 31, 1997, the approximate amounts payable to the Named Executive Officers would be as follows: Mr. Courtney, $383,090, Mr. Mortenson, $254,164, and Mr. Nordquist, $234,760.